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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                    U.S. Realty Partners Limited Partnership
                            (Name of Subject Company)


                    U.S. Realty Partners Limited Partnership
                        (Name of Person Filing Statement)

                          Depositary Unit Certificates
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)


                                  Patrick Foye
                            U.S. Realty I Corporation
                                55 Beattie Place
                        Greenville, South Carolina 29602
                                 (864) 239-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

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1.   Security and Subject Company

     The name of the subject company is U.S. Realty Partners Limited Partnership, a South Carolina limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is 55 Beattie Place, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the depositary unit certificates ("Units") of the Partnership.

2.   Tender Offer of the Bidder

     This Statement relates to the tender offer of MP Value Fund 4, L.P., MP Value Fund 6, LLC, MacKenzie Patterson Special Fund, L.P., MacKenzie Patterson Special Fund 3, LLC, MacKenzie Patterson Special Fund 4, LLC and CAL KAN, LLC (collectively "CAL KAN"), to purchase up to 183,000 Units at a purchase price of $5.00 per Unit, less the amount of any distributions declared or made with respect to the Units between March 25, 1999 and April 30, 1999, pursuant to the terms and conditions of an Offer to Purchase dated March 25, 1999, and the related Letter of Transmittal (together, the "CAL KAN Offer"). The CAL KAN Offer is being made pursuant to a tender offer statement on Schedule 14D-1 dated March 25, 1999.

     The Purchasers list their address in the CAL KAN Offer as 1640 School Street, Moraga, California 94556.

3.   Identity and Background

     (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

     (b) The Partnership's general partners are U.S. Realty I Corporation, a South Carolina corporation (the "General Partner") and N. Barton Tuck, Jr. An affiliate of the General Partner owns 243,831 Units, representing 19.95% of the total number of Units. In addition, an affiliate of the General Partner is currently contemplating making an offer to purchase Units at a price in excess of the Purchaser's purchase price. There can be no assurance, however, that such offer will be made. Mr. Tuck is not involved in the day to day operations of the Partnership.

4.   The Solicitation or Recommendation

     The Partnership recommends that the limited partners do not accept the CAL KAN Offer because (i) an affiliate of the General Partner recently acquired 243,831 Units, and other third party purchases have been made, at prices greater the purchase price offered by the Purchasers, and (ii) an affiliate of the General


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Partner is contemplating making an offer to purchase Units which offer, if made, will be for a purchase price of greater than the $5.00 purchase price offered by the Purchasers. Mr. Tuck has not been involved in the decision by an affiliate of the General Partner as to whether to make an offer to purchase Units.

5.   Persons Retained, Employed or to be Compensated

     Neither the Partnership nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to limited partners on its behalf concerning the CAL KAN Offer.

6.   Certain Negotiations and Transactions by the Subject Company

     (a) An affiliate of the General Partner has made the following acquisitions of Units in the past 60 days:

          (i) 92,314 Units were acquired on February 9, 1999 at $5.75 per Unit;

          (ii) 134,293 Units were acquired on March 3, 1999 at a purchase price of $5.50 per Unit; and

          (iii) 17,224 Units were acquired on March 16, 1999 at a purchase price of $5.75 per Unit.

Each  of  the  foregoing  purchases  were  made  through  privately   negotiated
transactions.

     (b) The 243,831 Units held by affiliates of the General Partner will not be tendered to the Purchaser pursuant to the CAL KAN Offer.

7.   Certain Negotiations and Transactions with the Subject Company.

          (a)(1) None

          (a)(2) None

          (a)(3) An affiliate of the General Partner is currently contemplating making a tender offer for Units. There can be no assurance, however, that such an offer will be made, or if made, will be made prior to the expiration of the Purchaser's offer.

          (a)(4) None

          (b) None



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8.   Additional Information to be Furnished

     None.


9.   Material to be Filed as Exhibits

     The following Exhibits are filed herewith:

Exhibit (a)     - Letter to Limited Partners from the Partnership dated April 8,
                  1999.

Exhibit (b)     - None

Exhibit (c)(i)  - None


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP

                                    By:     U.S. Realty I Corporation
                                            General Partner


                                            By:  /s/ Patrick Foye
                                                 -----------------------------
                                                 Executive Vice President


                                    Date:   April 8, 1999

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                     U.S REALTY PARTNERS LIMITED PARTENRSHIP
                         55 Beattie Place, P.O. Box 2347
                        Greenville, South Carolina 29602
                                 (877) 460-2557


                                  April 8, 1999

Dear Limited Partner:

     We understand that you have recently received an offer from CAL KAN, LLC, MP Value Fund 4, L.P., MP Value Fund 6, LLC, MacKenzie Patterson Special Fund, L.P., MacKenzie Patterson Special Fund 3, LLC, and MacKenzie Patterson Special Fund 4, LLC (collectively "CAL KAN") for $5.00 per depositary unit certificate ("Units") held in U.S. Realty Partners Limited Partnership (the "Partnership"). In addition, it is also our understanding that you have received an offer from Madison Liquidity Investors 104, LLC ("Madison") for $2.10 per Unit (the "Madison Offer") as well as an offer from an affiliate of Everest Investors 12, LLC ("Everest") for $4.00 per Unit (the "Everest Offer").

     The Partnership, through its general partner, U.S. Realty I Corporation (the "General Partner"), is required by the rules of the Securities Exchange Commission to make a recommendation whether you should accept or reject the Cal Kan Offer, the Madison Offer and the Everest Offer (collectively, the "Offers"), or whether the Partnership is remaining neutral with respect to the Offers. The General Partner RECOMMENDS AGAINST ACCEPTING ANY OF THE OFFERS for the following reasons:

     o An affiliate of the General Partner recently acquired 243,831 Units, and other third party purchase of Units have been made, at prices up to 15% greater than purchase price offered by CAL KAN, which is the highest price of the Offers.

     o An affiliate of the General Partner is contemplating making an offer to purchase Units which offer, if made, will be for a purchase price greater than the $5.00 purchase price offered by CAL KAN, which is the highest price of the Offers.

     If you still believe that tendering to CAL KAN, Madison or Everest is in your best interest, the General Partner believes the following information and clarifications are important in your decision on whether to tender your Units to CAL KAN, Everest or Madison pursuant to the applicable Offer:

     o Prior to tendering we urge you to consult with your tax advisor as the net after-tax effect of tendering your Units. The transfer of your Units FOR CASH is a taxable transaction which, depending on your tax situation, may create a tax cost on the gain (the positive difference between the purchase price and your capital account) in excess of the purchase price.



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     Please  note  that the  Partnership's  individual  general  partner  is not involved in the day to day operations of the Partnership nor has he been involved in the decision on whether an affiliate of the General Partner will make an offer to purchase Units. If you have any questions or would like further information about possible other opportunities to sell your Units, please contact Corporate Investor Communications at (877) 460-2557.

                                         Sincerely,

                                         U.S REALTY PARTNERS LIMITED PARTNERSHIP




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